SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in statements filed pursuant

to Rule 13d-1(a) and Amendments thereto filed pursuant to

Rule 13d-2(a)

Under the Securities and Exchange Act of 1934

ZymoGenetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98985T109

(CUSIP Number)

Bristol-Myers Squibb Company

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

345 Park Avenue

New York, New York 10154

(212) 546-4000

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2010

(Dates of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. 98985T109 13D
1.	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Bristol-Myers Squibb Company 22-0790350
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,530,879 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 31,530,879 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 36.4% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 86,584,072 shares of Common Stock outstanding as of August 31, 2010.

CUSIP No. 98985T109 13D
1.	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Zeus Acquisition Corporation
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Washington
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 31,530,879 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 31,530,879 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 36.4% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 86,584,072 shares of Common Stock outstanding as of August 31, 2010.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the voting common stock, without par value (“Shares”), of ZymoGenetics, Inc., a Washington corporation (the “Issuer”). The principal executive office of the Issuer is located at 1201 Eastlake Avenue East, Seattle, Washington 98102.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by Zeus Acquisition Corporation (“Purchaser”), a Washington corporation wholly owned by Bristol-Myers Squibb Company, and Bristol-Myers Squibb Company (“Parent”), a Delaware corporation.

Parent’s principal executive offices are located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Parent is (212) 546-4000. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals products on a global basis.

Purchaser’s principal offices are located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Purchaser is (212) 546-4000. Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions.

Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 3.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Purchaser and Parent is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On September 7, 2010, Parent, Purchaser and Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser and Parent commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a purchase price of $9.75 per Share, net to the holder thereof in cash, without interest and subject to reduction for any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). The obligation of Purchaser to accept for payment and to pay for any Shares tendered in the Offer and not withdrawn is subject to certain conditions, including the condition that at least 48,282,192 Shares (which represents approximately 56% of the outstanding Shares as of August 31, 2010, which in turn represents a majority of the Shares on a fully-diluted basis, excluding certain Shares underlying derivative securities that are significantly out-of-the-money) plus 50% of any equity interests of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of outstanding options, restricted stock units or warrants), are validly tendered in accordance with the terms of the Offer and not withdrawn (the “Minimum Condition”), as provided in the Merger Agreement. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on September 10, 2010. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the surviving corporation in the Merger continuing as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding share of Company voting common stock (other than Shares owned by Parent, Purchaser or the Company, or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Washington law) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions, including approval by the Issuer’s shareholders, if required.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of Novo Nordisk A/S, Warburg, Pincus Equity Partners, L.P. and Warburg Pincus & Co. (each, a “Shareholder”) entered into Tender and Support Agreements, dated as of September 7, 2010, with Parent and Purchaser (each, a “Support Agreement” and collectively, the “Support Agreements”). Pursuant to each Support Agreement, each such Shareholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such Shareholder at the commencement of the Offer and to not exercise any dissenters’ rights in connection with the Merger, (ii) not to transfer any of such Shareholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such Shareholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such Shareholder’s Shares in support of the Merger in the event that shareholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (vi) not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company. Each Support Agreement will terminate upon the earliest of the termination of the Merger Agreement, the initial acceptance for payment by Purchaser of Shares tendered pursuant to the Offer, the mutual written consent of Parent and the Shareholder party thereto, the reduction in the consideration payable in the Offer or a change in the form of consideration payable in the Offer. An aggregate of 31,530,879 Shares, or approximately 36.4% of the Shares outstanding as of August 31, 2010, are subject to the Support Agreements.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, the form of which is attached as Exhibit 2 and incorporated herein by reference.

The proposed transaction values the equity of the Issuer at approximately $885 million. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions.

Shared voting power with respect to the Shares beneficially owned by the Shareholders may be deemed to have been acquired through execution of the Support Agreements.

Schedule B lists the names and number of Shares that are beneficially held by each Shareholder and subject to this Schedule 13D.

Item 4.	Purpose of the Transaction

The purpose of the Offer is for Parent and Purchaser to acquire control of, and the entire equity interest in, the Issuer. If the Offer is consummated, Purchaser will be entitled to designate a number of persons to the board of directors that reflects Purchaser’s proportionate voting interest in the Issuer. The purpose of the Merger is for Parent and Purchaser to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. Upon the consummation of the Merger, (i) the Surviving Corporation will become a wholly owned subsidiary of Parent and (ii) each outstanding share of Company voting common stock (other than Shares owned by Parent, Purchaser or the Company, or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Washington law) will be converted into the right to receive the Offer Price.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the Surviving Corporation, (ii) the officers of Purchaser will be the officers of the Surviving Corporation, (iii) the articles of incorporation of the Surviving Corporation will be amended and restated in their entirety to read as set forth in the articles of incorporation attached as an exhibit to the Merger Agreement and (iv) the by-laws of Purchaser will be the by-laws of the Surviving Corporation (except the name of the Surviving Corporation will be “ZymoGenetics, Inc.”).

Following the Merger, the Shares will no longer be traded on The Nasdaq Global Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons do not beneficially own any Shares.

As a result of the voting proxies granted to Parent under the Support Agreements, Parent may be deemed to have the power to vote up to 31,530,879 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of 31,530,879 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 36.4% of the issued and outstanding Shares as of August 31, 2010.

The Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaims all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of September 7, 2010, by and among ZymoGenetics, Inc., Bristol-Myers Squibb Company, and Zeus Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).

Exhibit 2	Form of Tender and Support Agreement, by and among Bristol-Myers Squibb Company, Zeus Acquisition Corporation and Stockholder, dated September 7, 2010 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by ZymoGenetics, Inc. with the Securities and Exchange Commission on September 9, 2010).

Exhibit 3	Joint Filing Agreement, dated September 15, 2010, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 15, 2010

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Jeremy Levin
Name:	Dr. Jeremy Levin
Title:	Senior Vice President, Strategy, Alliances and Transactions

ZEUS ACQUISITION CORPORATION

By:	/s/ Jeremy Levin
Name:	Dr. Jeremy Levin
Title:	President

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

BRISTOL-MYERS SQUIBB COMPANY AND ZEUS ACQUISITION CORPORATION

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 345 Park Avenue, New York, New York 10154 and the current phone number is (212) 546-4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Lamberto Andreotti

Director of Parent since 2009.

Chief Executive Officer since May 2010. President and Chief Operating Officer from March 2009 until May 2010. Mr. Andreotti has been with Parent for 12 years. From March 2008 to March 2009, Mr. Andreotti served as Executive Vice President and Chief Operating Officer of Parent. From May 2007 until March 2008, he served as Executive Vice President of Parent and Chief Operating Officer of Worldwide Pharmaceuticals, a division of Parent. Mr. Andreotti served as Executive Vice President of Parent and President of Worldwide Pharmaceuticals, from 2005-2007 and as Senior Vice President and International President of Worldwide Pharmaceuticals, from 2002-2005. He previously served as Vice Chairman of the Board of Directors of Mead Johnson Nutrition Company. Mr. Andreotti is a citizen of Italy.

Lewis B. Campbell

Director of Parent since 1998.

Non-Executive Chairman of Textron Inc., a multi-industry company serving the aircraft, industrial products and components and financial industries from December 2009 until September 2010. Mr. Campbell served as Chairman and Chief Executive Officer of Textron from February 1999 until his retirement as Chief Executive Officer in December 2009. Mr. Campbell is a member of The Business Council. He is the Chairman of the Board of Directors of Textron Inc. and previously served as a Director of Dow Jones & Co.

James M. Cornelius

Director of Parent since 2005.

Chairman of Parent since February 11, 2008 and served as Parent’s Chief Executive Officer from September 12, 2006 to May 4, 2010. From November 2005 through April 2006, Mr. Cornelius served as the Chairman of the Board and Chief Executive Officer (interim) of Guidant Corporation. He served as Guidant’s Non-Executive Chairman of the Board from 2000 until 2005. Mr. Cornelius is the Chairman of the Board of Directors of Mead Johnson Nutrition Company and a Director of Given Imaging Ltd. Mr. Cornelius was previously a Director of The DIRECTV Group.

Louis J. Freeh

Director of Parent since 2005.

Mr. Freeh has served as Senior Managing Partner of the Freeh Group International Solutions, LLC, a consulting firm, and Managing Partner, Freeh Sullivan Sporkin, LLP, a law firm, since 2007. Mr. Freeh served as Vice Chairman, General Counsel, Corporate Secretary and Ethics Officer to MBNA Corporation, a bank holding company, from 2001 until its acquisition by Bank of America in January 2006. He served as FBI Director from 1993 to 2001 and previously as a U.S. District Judge, Assistant U.S. Attorney and FBI Special Agent. Mr. Freeh is a Director of Wilmington Trust and previously served as a Director of Fannie Mae, Viisage Technology, Inc. and L-1 Identity Solutions.

Laurie H. Glimcher, M.D.

Director of Parent since 1997.

Dr. Glimcher has been the Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School since 1990. She is a Fellow of the American Academy of Arts and Sciences, a Member of the National Academy of Sciences USA, and a Member of the Institutes of Medicine of the National Academy of Sciences. She is also a member of, and a past President of, the American Association of Immunologists. She was elected to the American Society of Clinical Investigation, the American Association of Physicians and the American Association for the Advancement of Science. Dr. Glimcher is a Director of Waters Corporation and previously served as a Director of NDCHealth Corporation.

Michael Grobstein

Director of Parent since 2007.

Mr. Grobstein is a retired Vice Chairman of Ernst & Young LLP, an independent registered public accounting firm. Mr. Grobstein worked with Ernst & Young from 1964 to 1998, and was admitted as a partner in 1975. He served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. He serves on the Board of Trustees and Executive Committee of the Central Park Conservancy and on the Board of Directors of New Yorkers for Parks. Mr. Grobstein is a Director of Given Imaging Ltd. and previously served as a Director of Guidant Corporation.

Leif Johansson

Director of Parent since 1998.

Mr. Johansson has been President of AB Volvo and Chief Executive Officer of the Volvo Group, a global commercial transport equipment group, since 1997. Between 1979 and 1997, Mr. Johansson held various executive positions in AB Electrolux, a world leader in appliances, including serving as CEO between 1994 and 1997. He is a Director of The Confederation of Swedish Enterprise, and a member of the Royal Swedish Academy of Engineering Sciences and Association des Constructeurs Europeens d’Automobiles. He is also Chairman of the European Business Roundtable of Industrialists. Mr. Johansson is a Director of AB Volvo and Svenska Cellulosa Aktiebolaget SCA. Mr. Johansson is a citizen of Sweden.

Alan J. Lacy

Director of Parent since 2008.

Mr. Lacy has been the Senior Advisor to Oak Hill Capital Partners, L.P., a private equity investment firm, since 2007. From 1994 to 2006, he was employed by Sears, Roebuck and Co., a large retail company, and following its acquisition, Sears Holdings Corporation, a large broadline retailer. Mr. Lacy held executive level positions of increasing responsibility in finance and operations, including his service as Chief Executive Officer from 2000 to 2005. He also served as Vice Chairman of Sears Holdings Corporation from 2005 to 2007. He is Chairman of the Board of Trustees of the National Parks Conservation Association. Mr. Lacy is a Director of The Western Union Company and Trustee of Fidelity Funds. He was previously a Director of Sears Holding Corporation, Sears, Roebuck and Co. and Sears Canada, Inc.

Vicki L. Sato, Ph.D.

Director of Parent since 2006.

Dr. Sato has been a professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University since July 2005. In 2006, Dr. Sato became Special Advisor to Atlas Venture, a global venture capital firm. In 2005, Dr. Sato retired as President of Vertex Pharmaceuticals Incorporated, a global biotechnology company, where she was responsible for research and development, business and corporate development, commercial operations, legal, and finance. Dr. Sato also served as Chief Scientific Officer, Senior Vice President of Research and Development, and Chair of the Scientific Advisory Board at Vertex before being named President in 2000. Dr. Sato is a Director of PerkinElmer Corporation and Alnylam Pharmaceuticals. She was previously a Director of Infinity Pharmaceuticals.

Togo D. West, Jr.

Director of Parent since 2008.

Secretary West has been Chairman of TLI Leadership Group, a strategic consulting firm since 2006 and Chairman of Noblis, Inc., a nonprofit science and technology company since 2001. From 2004 to 2006, Secretary West was the Chief Executive Officer of the Joint Center for Political and Economic Studies, a nonprofit research and public policy institution. He served as Of Counsel to the Washington, D.C. based law firm of Covington & Burling from 2000 to 2004. He is a member of the Defense Health Board, and of the Board of Directors of MedStar Health, Inc. Secretary West is a Director of FuelCell Energy, Inc., Krispy Kreme Doughnuts and AbitibiBowater Inc.

R. Sanders Williams, M.D.

Director of Parent since 2006.

Dr. Williams has been President and Robert W. and Linda L. Mahley Distinguished Professor of The J. David Gladstone Institutes, a research facility since March 2010. From 2007 to 2010, Dr. Williams was the Senior Vice Chancellor for Academic Affairs at Duke University Medical Center and Dean of Duke University School of Medicine from 2001 to 2007. Dr. Williams joined the Duke faculty in 1980 as an assistant professor of medicine, physiology and cell biology. Dr. Williams is a consultant to Phrixus, Inc and the Taylor Companies. Dr. Williams is a Director of Laboratory Corporation of America.

Charles Bancroft	Chief Financial Officer of Parent since April 2010 and a member of the Senior Management Team. Acting Chief Financial Officer of Parent from 2010 to April 2010. Prior to his role as Acting Chief Financial Officer, Mr. Bancroft was Vice President, Finance, Worldwide Pharmaceuticals, a division of Parent.

Joseph C. Caldarella	Senior Vice President and Corporate Controller of Parent since June 2010. Prior to June 2010, Mr. Caldarella was Vice President and Corporate Controller of Parent.

Béatrice Cazala	Senior Vice President, Commercial Operations and President, Global Commercialization, Europe and Emerging Markets, of Parent since May 2010 and a member of the Senior Management Team. President, Global Commercialization, and President, Europe, of Parent from March 2009 to May 2010 and a member of the Management Council. Ms. Cazala was previously President, Europe and Asia Pacific, of Parent. From 1994 to 2000, she served as Vice President and General Manager of UPSA France. In 2000, she became Senior Vice President and General Manager, Pharma/UPSA France and, in 2002, she was appointed Senior Vice President, Northern Europe, based in the UK.

John E. Celentano	Senior Vice President, Human Resources, Public Affairs, Philanthropy, of Parent since May 2010 and a member of the Senior Management Team. From 2009 until May 2010, Mr. Celentano served as President, Emerging Markets and Asia Pacific and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity Transformation of Parent. President, Heath Care Group, a division of Parent, from 2005 until March 2008 and a Director of Parent from September 22, 2005 until May 2008. From 2002 to 2005, Mr. Celentano served as President, Latin America and Canada, Worldwide Medicines Group, a division of Parent.

Francis Cuss, MB BChir, FRCP	Senior Vice President, Research, R&D, a division of Parent since May 2010 and a member of the Senior Management Team. From 2006 to May 2010, he served as Senior Vice President Discovery and Exploratory Clinical Development, of Parent. Prior to 2006, served as Senior Vice President, Drug Discovery, of Parent.

Brian Daniels, M.D.	Senior Vice President, Global Development and Medical Affairs, R&D, a division of Parent, since 2008 and a member of the Senior Management Team. Prior to 2008, served as Senior Vice President, Global Clinical Development, Worldwide Medicines Group Research and Development, a division of Parent.

Carlo de Notaristefani	President, Technical Operations and Global Support Functions, of Parent since 2009 and a member of the Senior Management Team. Prior to 2009, he served as President, Technical Operations, Worldwide Pharmaceuticals, a division of Parent and a member of the Management Council. He is a citizen of Italy.

Anthony C. Hooper	Senior Vice President, Commercial Operations, and President, U.S., Japan and Intercontinental, of Parent since May 2010 and a member of the Senior Management Team. President, Americas, of Parent from 2009 to May 2010. President, U.S. Pharmaceuticals, Worldwide Medicines Group, a division of Parent from 2004 to 2009 and a member of the Management Council of Parent. President, Europe, Middle East & Africa, Worldwide Medicines Group, a division of Parent prior to 2004.

Sandra Leung	General Counsel and Corporate Secretary of Parent, since 2009 and a member of the Senior Management Team. From 2006 to 2007, served as Vice President, Corporate Secretary and Acting General Counsel of Parent, Corporate Staff of Parent. Prior to 2006, Vice President and Corporate Secretary, Corporate Staff of Parent.

Jeremy Levin, D.Phil, MB BChir	Senior Vice President, Strategy, Alliances and Transactions, of Parent since May 2010 and a member of the Senior Management Team. Dr. Levin served as Senior Vice President, Strategic Transactions, of Parent from 2008 to May 2010. From 2007 to 2008, he served as Senior Vice President, External Science, Technology and Licensing, of Parent. Prior to 2008, Dr. Levin was Vice President Global Head Business Development and Strategic Alliances, Novartis Institutes of Biomedical Research. Dr. Levin is a citizen of the United States of America and the U.K.

Elliott Sigal, M.D., Ph.D.	Executive Vice President, Chief Scientific Officer and President, Research & Development, of Parent, since May 2010 and a member of the Senior Management Team. Prior to May 2010, Dr. Sigal was Chief Scientific Officer and President, Research & Development, of Parent and a member of the Management Council.

2. Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The current business address of each person is 345 Park Avenue, New York, New York 10154-0037 and the current phone number is (212) 546-4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Dr. Jeremy Levin	Director of Purchaser. President of Purchaser. Senior Vice President, Strategy, Alliances and Transactions, of Parent since May 2010 and a member of the Senior Management Team. Dr. Levin served as Senior Vice President, Strategic Transactions, of Parent from 2008 to May 2010. From 2007 to 2008, he served as Senior Vice President, External Science, Technology and Licensing, of Parent. Prior to 2008, Dr. Levin was Vice President Global Head Business Development and Strategic Alliances, Novartis Institutes of Biomedical Research. Dr. Levin is a citizen of the United States of America and the U.K.

Jeffrey Galik	Director of Purchaser. Treasurer of Purchaser. Treasurer of Parent.

Kabir Nath	Director of Purchaser. Vice President, Global Commercialization, of Parent since 2009. From 2005 to 2007, President and General Manager, Bristol-Myers Squibb (China) and Sino-American Shanghai Squibb, subsidiaries of Parent. Prior to 2005, Mr. Nath served as Vice President, Asian Markets, of Parent. Mr. Nath is a citizen of the U.K.

David T. Bonk	Director of Purchaser. Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Parent.

P. Joseph Campisi, Jr.	Vice President of Purchaser. Vice President and Assistant General Counsel, Transactional Practice Group, of Parent since December 2009. Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

Sonia Vora	Secretary of Purchaser. Assistant General Counsel and Assistant Corporate Secretary of Parent since December 2009. Senior Counsel and Assistant Corporate Secretary of Parent until December 2009.

SCHEDULE B

SHAREHOLDERS AND SUBJECT SHARES

Shareholder	Subject Shares
Novo Nordisk A/S	22,143,320
Warburg Pincus & Co.	7,223,760
Warburg, Pincus Equity Partners, L.P.	2,163,799